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                                                                    EXHIBIT 99.1


                                 HOLLINGER INC.
                             PROVIDES STATUS UPDATE

         Toronto, Canada, August 13, 2004 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B) provides the following update in accordance with the guidelines pursuant to which the June 1, 2004 management and insider cease trade order was issued. These guidelines contemplate that Hollinger will normally provide bi-weekly updates on its affairs until such time as it is current with its filing obligations under applicable Canadian securities laws.

         As previously announced, Hollinger International Inc. ("Hollinger International") has now indicated it is prepared in principle to co-operate with and assist Hollinger and its auditors in the audit of Hollinger's 2003 annual financial statements and to assist in obtaining the co-operation of Hollinger International's auditors, and has set out a process for so doing. Hollinger and Hollinger International continue to pursue, on a without prejudice basis, the conclusion of mutually acceptable arrangements to permit the audit of Hollinger's 2003 annual financial statements to begin as soon as possible.

         Hollinger's 2003 annual financial statements cannot be completed and audited until Hollinger International's 2003 annual financial statements are completed. Hollinger International has advised Hollinger that it believes that it needs to review the final report of the Special Committee established by Hollinger International before it can complete its 2003 annual financial statements. Hollinger understands that the work of the Special Committee is ongoing and its final report has not yet been issued.

         As a result of the delay in the completion and audit of its annual financial statements for the year ended December 31, 2003, Hollinger will not be in a position to file its second quarter interim financial statements (and related interim Management's Discussion & Analysis) for the six month period ended June 30, 2004 by the required filing date under applicable Canadian securities laws.

         As previously announced, as a result of the delay in the filing of Hollinger's 2003 Form 20-F (which would include its 2003 audited annual financial statements) with the United States Securities and Exchange Commission by June 30, 2004, Hollinger is not in compliance with its obligation to deliver to relevant parties its filings under the indenture (the "Indenture") governing its senior secured notes due 2011 (the "Notes"). US$78 million principal amount of Notes are outstanding under the Indenture. On or about July 16, 2004, Hollinger received a notice of default from the trustee under the Indenture dated July 8, 2004 notifying Hollinger of its failure to file and deliver its 2003 Form 20-F in accordance with the terms of the Indenture and indicating that if the default continued unremedied for a period 30 days after receipt of the notice (being on or about August 15, 2004), an event of default would occur under the Indenture.

         As a result of the delay in the completion and audit of its 2003 annual financial statements, Hollinger will not be in a position to file and deliver its 2003 Form 20-F by August 15, 2004. As a result, on that date, an event of default will occur under the Indenture and the trustee under the Indenture or the holders of at least 25 percent of the outstanding principal amount of the Notes will then have the right to accelerate the maturity of the Notes. Hollinger is

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actively exploring alternatives with a number of parties in connection with modifying the terms of, or refinancing, the Notes in order that Hollinger's debt obligations reflect the company's current circumstances and the improved security available to noteholders since the original issue date in March 2003.

         Approximately US$5 million in interest on the Notes is due on September 1, 2004. Hollinger intends to make arrangements shortly to deposit the full amount of such interest payment with the trustee under the Indenture in order that noteholders receive their interest payment in a timely manner.

         As of the close of business on August 12, 2004, Hollinger had approximately US$8.35 million of cash or cash equivalents on hand and owned, directly or indirectly, 792,560 shares of Class A Common Stock and 14,990,000 shares of Class B Common Stock of Hollinger International. Based on the August 12, 2004 closing price of the shares of Class A Common Stock of Hollinger International on the New York Stock Exchange of US$16.60, the market value of Hollinger's direct and indirect holdings in Hollinger International was US$261,990,496. All of Hollinger's direct and indirect interest in the shares of Class A Common Stock of Hollinger International are being held in escrow with a licensed trust company in support of future retractions of its Series II Preference Shares and all of Hollinger's direct and indirect interest in the shares of Class B Common Stock of Hollinger International are pledged as security in connection with the Notes. In addition, Hollinger has previously deposited with the trustee under the Indenture approximately US$10.5 million in cash as collateral in support of the Notes. Consequently, there is currently in excess of US$259 million aggregate collateral securing the US$78 million principal amount of the Notes outstanding.

         As previously disclosed, on July 16, 2004, Hollinger and Conrad Black, without prejudice to their respective appeals, paid an aggregate of approximately US$30.0 million to Hollinger International in full satisfaction of the monetary awards under the order and final judgment (the "Judgment") of the Delaware Chancery Court requiring Hollinger and Conrad Black to repay certain non-compete payments to Hollinger International. The Judgment ordered Hollinger and Conrad Black to repay approximately US$21.3 million to Hollinger International, inclusive of interest, in respect of certain non-compete payments received by Hollinger (the "Hollinger Amount"). The Judgment also ordered Conrad Black separately to repay approximately US$8.7 million to Hollinger International, inclusive of interest, in respect of certain non-compete payments received by Conrad Black. Hollinger directly paid approximately US$6 million of the Hollinger Amount, while the remainder of approximately US$15.3 million was advanced by Conrad Black on behalf of Hollinger. The structure and terms of such advance, as between Conrad Black and Hollinger, are currently being reviewed and negotiated between Conrad Black and the independent directors of Hollinger.

         Status of Selected Civil Proceedings

         The following is a brief update on certain civil proceedings currently involving Hollinger:

         In connection with the amended complaint filed by Hollinger International against Hollinger and others in Illinois (the "International Action") claiming damages, including treble

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damages under applicable provisions of the Racketeer Influenced and Corrupt
Organizations Act ("RICO"), of US$1.25 billion, plus attorney fees, the defendants have moved to dismiss those counts in the complaint which assert RICO claims on the basis that such claims are a misuse of the RICO statute. A date for the hearing of the motion has yet to be fixed.

         Separately, on August 11, 2004, the Ontario Superior Court denied the request of The Ravelston Corporation Limited and Ravelston Management Inc. that the jurisdiction of the International Action be moved from Illinois to Ontario. In addition, the Court temporarily stayed the counterclaims of Hollinger, Ravelston Corporation Limited and Ravelston Management Inc. against Hollinger International for outstanding management fees and damages for oppression of Hollinger and intentional interference with Hollinger's economic relations pending resolution of the International Action.

         In December 2003, CanWest Global Communication Corp. and The National Post Company brought an action in Ontario against Hollinger International, Hollinger and others seeking approximately C$25.7 million in damages, plus interest and costs, on account of agreements entered into in connection with the sale of Hollinger International's interests in the National Post newspaper. On August 4 and 5, 2004, the plaintiffs moved for partial summary judgment on their claims. On August 13, 2004, Justice Dambrot issued his decision dismissing the summary judgment motion as against Hollinger and granting partial summary judgment as against Hollinger International.

         On June 8, 2004, an application to the Ontario Superior Court of Justice was commenced by Catalyst Fund General Partner I Inc., a Hollinger shareholder, seeking an order directing an investigation of related party transactions involving Hollinger under the Canada Business Corporations Act. Hollinger considers the application to be without merit and is vigorously opposing it. The application will be heard on August 23 and 24, 2004.

         Hollinger's principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International. Hollinger International is an international newspaper publisher with English-language newspapers in the United States and Israel. Its assets include the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.


Media contact:
Jim Badenhausen
646-805-2006

                              www.hollingerinc.com


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